

Mail Stop 3561

June 6, 2017

Mr. Walter S. Hulse, III
Chief Financial Officer, Executive V.P. Strategic Planning and Corporate Affairs
ONEOK, Inc.
100 West Fifth Street
Tulsa, Oklahoma 74103

> **Re:** **ONEOK, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-13643**
> **ONEOK Partners, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-12202**

Dear Mr. Hulse:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

ONEOK, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA, page 56

1. Please refer to your reconciliation of segment adjusted EBITDA to adjusted EBITDA at the bottom of page 56. As indicated by Question 104.04 of our May 17, 2016 Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, the

presentation of total segment adjusted EBITDA outside of the footnotes to your financial statements is the presentation of a non-GAAP financial measure. Please revise to provide all of the disclosures required by Item 10(e) of Regulation S-K. Also apply this comment to the reconciliation of segment adjusted EBITDA to adjusted EBITDA at the bottom of page 59 in ONEOK Partners, L.P.'s Form 10-K for fiscal year ended December 31, 2016.

Liquidity and Capital Resources, page 57

2. We note that an important component of your liquidity is the dividends you pay to your stockholders. In this regard, you state on page 5 that your goal is to provide management and resources to ONEOK Partners, enabling it to execute its growth strategies and allowing you to grow your dividend. Please revise your disclosure to more clearly explain how your acquisition of ONEOK Partners will cause your future liquidity to differ from your historical liquidity and specifically your ability to pay dividends to your stockholders. In doing so, please clarify the extent to which the increased amount of distributions you receive from ONEOK Partners following the acquisition of its limited partner interests will be offset by a larger amount of dividends you will pay to your stockholders resulting from the significant increase in the number of your shares outstanding. Please also clarify the extent to which you expect to continue to increase dividends to your stockholders as the distributions you receive from the Partnership increase. Refer to Item 303(A)(1) of Regulation S-K and Instruction No. 3 thereto.

Financial Statements for the Year Ended December 31, 2016

Note A – Summary of Significant Accounting Policies

Recently Issued Accounting Standards Update, page 90

3. Please refer to your disclosures regarding Revenue from Contracts with Customers (Topic 606) on page 91. You state that you are evaluating the impact this standard will have on you, and you provide a general description of the process that all companies must go through to determine the impact of adopting this standard. Please revise to provide qualitative financial statement disclosures that are specific to your company and describe the potential impact that this standard will have on your financial statements when adopted. In doing so, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M. Also apply this comment to the disclosure on page 88 in ONEOK Partners, L.P.'s Form 10-K for fiscal year ended December 31, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or me at (202) 551-3737 with any questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products